

U.S. Securities and Exchange Commission
Division of Investment Management

October 22, 2024

VIA E-mail

Radin Ahmadian
950 Third Avenue
New York, New York 10022

> Re: Coller Private Credit Secondaries (the "Fund")
>   File Nos. 811-24003; 333-282188

Dear Mr. Ahmadian:

We have reviewed the registration statement on Form N-2 filed September 18, 2024, with the Commission on behalf of the Fund (the "Registration Statement") with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

1. Going forward, please provide a cover letter introducing the filing and providing specifics concerning the reason for making the filing.

2. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

3. Please supplementally explain if the Fund has submitted or intends to submit any additional exemptive applications or a no-action request in connection with the Registration Statement. Please inform us of the anticipated timing of any applications or requests for relief.

4. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, we may have additional comments.

5. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

6. The Registration Statement appears to contemplate a transaction with the Predecessor Fund that will occur after your decision to become registered as an investment company. Please tell us how this transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely.

Prospectus

<u>Cover</u>

7. In the Fund's investment objective, please move the terms "discount capture" and "contractual interest" to strategy disclosure. Please provide a plain English explanation of what these terms mean, explain how they are achieved, and the impact to the Fund when they are achieved. Please ensure any conflicts – such as fees payable to the Adviser or its affiliates – associated with these aspects of your strategy are addressed.

8. The first line of the second paragraph states "In pursuing its investment objective, the Fund intends to invest primarily in an actively managed portfolio of credit assets." Please disclose how the Fund defines the term "credit assets" and what types of investments are credit assets (please provide this disclosure in addition to disclosure indicating how the Fund will obtain exposure to "credit assets"). Please elaborate on your response here in the Summary section *Investment Objectives and Strategy*.

9. The penultimate sentence in the second paragraph states "The Fund's investments will primarily be acquired through privately negotiated transactions from investors in existing Private Credit Investments, either directly or indirectly through special purpose fund structures…." Please clarify this sentence in the disclosure, addressing the following:

   a. In the definition of Secondary Transactions, please clarify that "directly" refers to investments obtained from investors in existing Private Credit Investments, and not from the Private Credit Investments themselves.

   b. Please disclose the nature of the "special purpose fund structures" (*e.g.*, are they wholly-owned by the Fund? Are they registered? If not, on what the basis are they excluded from registration under the 1940 Act? Will they hold more than one investment?).

   c. Please disclose the process by which the Fund would acquire Secondaries through a "special purpose fund structure," noting the parties to the negotiations, transfer restrictions and procedures, and ultimate ownership of the investments.

    d. Please explain to us supplementally the types of assets the special purpose fund structures will hold.

10. With respect to the Proposed Reorganization, please disclose how the Predecessor Fund shares will be valued for purposes of the reorganization. Will there be any dilution for other shareholders who purchase Shares in the initial offering? If so, please provide appropriate disclosure on the Cover and in the Prospectus.

    Also concerning the Proposed Reorganization, please address the following supplementally in correspondence:

    a. Please tell us the nature of the relationship between the transacting parties and the business and other reasons behind the Proposed Reorganization.

    b. Please explain to us what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of the Fund.

    c. For the assets being transferred, please tell us whether the Predecessor Fund, its adviser, or any of their respective affiliates, received any fees or reimbursements not in the ordinary course within the past year. In addition, please disclose what percentage of the transferred portfolio, if any, is non-performing, in distress, or in payment in kind (PIK) status.

    d. What are the future operating plans of the selling entity and the retained assets? Will the selling entity continue its operations? Will it be winding down? Will it be changing its strategy?

    e. Will any LPs from the selling entity be transferring into the purchasing entity? Will any of the selling entity's management be involved with the purchasing entity post asset purchase?

    f. How will the purchase impact the future strategy of the purchasing entity?

    g. Please describe to us any financial statements of the Predecessor Fund, including the periods presented in the financial statements, that will be included in the registration statement of the Fund. Please explain to us the timing of when these financial statements will be included in the registration statement.

    h. Please explain to us what assets will not be transferred from the Predecessor Fund to the Fund, and why these assets will not be transferred.

    i. Please explain to us whether the Predecessor Fund meets the definition of a "fund" as defined in Rule 6-11(a)(2) under the 1940 Act. If the Predecessor Fund meets the definition of a fund, please explain how the requirements of Rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the Predecessor Fund and what fiscal year-ends and interim periods will be included.

If the Predecessor Fund does not meet the definition of a "fund," please discuss with the Staff what Predecessor Fund financial information will be provided, which may include an audited schedule of investments that complies with Article 12 of Regulation S-X and presents the fair value of investments according to FASB ASC 820.

j. Please note, to the extent that you intend to present the prior performance of the Predecessor Fund within the registration statement, we will have further comments.

11. In the third full paragraph on page ii, the disclosure indicates that the Proposed Reorganization is subject to Board approval and that "[t]here is no guarantee that [it] will be approved or consummated." Please explain to us whether the Fund believes that the Proposed Reorganization is probable. If it has been determined that the reorganization is not yet probable, please provide us with an analysis of the factors considered in arriving at this determination and why you believe it is appropriate to refer to it.

12. On the Cover, please disclose and specify the Fund's principal strategies that are speculative (*e.g.*, use of leverage, high yield/distressed debt and emerging markets investment) and include a cross-reference to the disclosure regarding the risks associated with these strategies. *See* Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Summary of Offering Terms

Investment Objectives and Strategy (page 2)

13. Please disclose how the Fund seeks to achieve its investment objective through investment in Private Credit Investments -- how do these investments provide the discount capture, contractual interest, and capital appreciation? In doing so, please address the following in Summary fashion here and in greater detail later in the prospectus (as applicable):

a. Please disclose the types of data and analysis that the Fund will use to select its investments. Also, given the Fund's intention to invest "primarily in an actively managed portfolio of credit assets," please clarify how this strategy will further the Fund's objective to seek capital appreciation (*e.g.*, will the Fund be seeking undervalued debt securities and how will it determine that such security is undervalued?).

b. Please revise strategy-related disclosures to address how the Fund sources, diligences, structures, and monitors its private investments. In addition, please address the Fund's strategies for dealing with under- and non-performing investments. Revised disclosure should address the Adviser's experience and capabilities. In addition, please address any portfolio construction parameters such as position and sector limits, and similar considerations.

      c. Please briefly disclose the Fund's principal investments, such as those disclosed on page 32 in *Private Credit Strategies*.

14. Please confirm that the calculation of the Fund's 80% test will not include uncalled capital commitments that the Fund has made for Private Credit Investments.

15. Either here or at an appropriate place within the Registration Statement, regarding Secondary Transactions, please disclose whether the Fund will obtain consents or other approvals from the issuers in all instances prior to purchasing the secondary investment. If the Fund will not obtain consents in certain circumstances, please disclose so and explain why not.

16. In the last paragraph on page 2, to avoid confusion, please delete or replace the word "diversified" as the Fund is characterized as non-diversified under the 1940 Act.

17. In the first full paragraph on page 4, the disclosure states "The Fund may make investments directly or indirectly through one or more wholly owned subsidiaries…." Regarding the Fund's use of Subsidiaries:

      a. Please note, any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with section 15(c), the reviews of the Fund's and Subsidiaries' investment advisory agreements may be combined.

      b. Confirm in correspondence that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

      c. Confirm any wholly-owned Subsidiary's management fee (including any performance fee), if any, will be included in the line item "Advisory Fee" and the wholly-owned Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

      d. For any foreign Subsidiaries, please confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Principal Risk Factors (page 4)

18. On page 16, in *Leverage Utilized by the Fund,* the disclosure states "The Fund may also borrow money through a credit facility or other arrangements…." Please discuss in further detail the anticipated amount and timing of such leverage. To the extent the Fund intends to obtain such leverage in the first year, ensure the estimated cost is reflected in the fee table.

19. In *Investment Objective and Strategy*, the disclosure states the Adviser uses "quantitative and qualitative analyses" in determining the Fund's investments. Please disclose the risks associated with quantitative and data-driven analysis.

Share Classes; Minimum Investments (page 17)

20. With respect to minimum investment amounts for each share class, the disclosures states "The Fund, in its sole discretion, may waive these minimums, *including* for trustees of the Fund and [Coller Capital Employees] and vehicles controlled by such employees [emphasis added]." Please explain to us supplementally if there are additional circumstances under which minimums may be waived and what those circumstances are.

Advisory Fee (page 21)

21. In the first paragraph of this section, the disclosure states that the Advisory Fee is "based on the greater of (i) the Fund's NAV and (ii) the Fund's NAV less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment." Please disclose any conflicts this calculation of the Advisory Fee presents and any procedures in place for managing the conflicts and ensuring the advisory fee is reasonable and appropriately calculated. For example, would the Adviser have an increased incentive to make investments with longer term unfunded commitments or engage in an over-commitment strategy?

22. On page 22, in the first full paragraph, the disclosure states "the Adviser and its affiliates will be entitled to reimbursement by the Fund of the Adviser's and its affiliates' cost of providing the Fund with certain non-advisory services." Please confirm these reimbursements are subject to the same three-year restrictions as those reimbursements covered within the Expense Limitation Agreement (or if these reimbursements are covered under the agreement, please disclose so).

Incentive Fee (page 22)

23. The disclosure indicates that "Pre-incentive fee net investment income" includes income generated from original issue discounts and payment-in-kind income. Will the Fund invest in instruments with deferred payment as a principal strategy? If so, then revise your *Investment Strategy* disclosure to address what these income sources are and how they will impact the Fund.

Summary of Fees and Expenses (pages 26)

24. Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

25. Consistent with Form N-2, the fee table includes a parenthetical after Estimated Annual Operating Expenses noting that the expenses are shown as "a percentage of net assets attributable to Shares." Disclosure in footnote 3 explains that the Advisory Fee may be based on either NAV or the amount of NAV less cash and cash equivalents plus the total

of all commitments made by the Fund that have not yet been drawn for investment. Please explain to us how the Fund may account for both methods of calculating the Advisory Fee without causing the fee table's presentation of the Advisory Fee to be misleading. Please also disclose how each method was recalculated to be based on the Fund's net assets as presented in the fee table.

Use of Proceeds (page 29)

26. The disclosure in this section states that the proceeds from the sale of Shares will be invested by the Fund in accordance with its investment objective and principal strategies "as soon as practicable after receipt" and that the Fund "anticipates that it will take a longer period of time to allocate proceeds…to certain investments." Please disclose with greater specificity what time period "as soon as practicable" and what "longer period of time" means (*e.g.*, three months). Please note that it should not take longer than six months to invest all proceeds. Please confirm that in the event of such a delay, the Fund will obtain shareholder consent to go beyond six months as required by the Guidelines. *See* Item 7.2 of Form N-2; Guide 1 to Form N-2.

Investment Objectives and Strategy (page 30)

27. On page 32, under *Special Situations/Other Private Asset Strategies*, the disclosure indicates the Fund may invest in consumer debt. If principal, please clarify the types of consumer debt the Fund will finance and how it will gain access to these investment opportunities.

Coller Capital and Adviser History and Experience (page 34)

28. On page 36, in the third paragraph, please clarify the meaning of "intermediary-drive transactions". In addition, to the extent that you focus on "highly customized solutions to meet…complex sets of challenges", as referenced in the fourth paragraph on page 36, please clarify who is responsible for costs associated with customization for both consummated and unconsummated deals.

Conflicts of Interest (page 65)

29. Please disclose here or at an appropriate place within the Registration Statement, the Adviser's conflict in determining the Fund's use of leverage while receiving an asset-based Advisory Fee. Please also disclose the Adviser's similar conflict of receiving an asset-based fee while determining the fair valuation of the Fund's investments (the disclosure on page 74 in *Net Asset Valuation* states "The Board has designated the Adviser to perform fair value determinations [of the Fund's investments]…in accordance with its procedures and Rule 2a-5").

Purchasing Shares (page 77)

General Purchase Terms

30. In the first full sentence at the top of page 78, the disclosure states "An investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed until the following month." Please clarify what this disclosure means. What is the acceptance date and when does it occur? How would an investor miss this date? Will funds have transferred prior to the acceptance date that may need to be held until the following month? If so, please explain to us what happens to those funds, including who has access and control over them.

Repurchase of Shares (page 80)

31. On page 81, the disclosure in the last sentence of the second paragraph states "The Fund may cause the repurchase of a Shareholder's Shares if, among other reasons, the Fund determines that such repurchase would be in the interest of the Fund." Please remove this statement or explain why repurchasing an individual Shareholder's Shares in this manner would be consistent with section 23 of the 1940 Act.

32. Please revise this section, and throughout the Registration Statement, to limit the discussion of tender offers to how tender offers will be funded, the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. Disclosure should not address any procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, when payment will be made, and at which points in the year tender offers are likely to occur because these procedures are subject to change, and such disclosure could be in contravention of Rule 14e-8 under the Exchange Act, which prohibits announcements of tender offers without the intention to commence such offers.

Certain Provisions in Declaration of Trust (page 85)

33. We note the statement that the description of the Declaration of Trust "is not definitive." Please clarify what is intended by this statement and include a statement that you have described all material provisions in your prospectus.

Exhibits

34. Please include the Fund's governing documents as Exhibits to the Registration Statement. We may have further comments.

35. Please provide audited seed financial statements of the Registrant.

*   *   *   *   *   *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6779 or Rossottok@sec.gov.

Sincerely,

/s/ Karen Rossotto

Karen Rossotto
Senior Counsel

cc: Nathan Somogie, Esq., Simpson Thacher & Bartlett LLP
Christian Sandoe, Assistant Director
Jay Williamson, Branch Chief
Jeff Long, Staff Accountant